UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)1

MB Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

55280E 104

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Page 1 of 9 Pages

CUSIP NO. 55280E 104	13G/A	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSON: Madison Bank of Maryland Employee Stock Ownership Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 157,055
	6	SHARED VOTING POWER 12,225
	7	SOLE DISPOSITIVE POWER 169,280
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,280
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0% (1)
12	TYPE OF REPORTING PERSON EP

(1)	Based on 2,116,000 shares outstanding as of December 31, 2015.

CUSIP NO. 55280E 104	13G/A	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS: Julia A. Newton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,948 (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 7,948 (1)
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,948 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.38% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Comprised of shares held for Ms. Newton’s benefit in her 401(k) Plan account. The amount excludes 169,280 shares held by the Madison Bank of Maryland Employee Stock Ownership Plan (“ESOP”) trust, which the reporting person may be deemed to beneficially own due to the reporting person’s service as a trustee of the ESOP. The reporting person disclaims any beneficial ownership interest in the shares held by the ESOP, except for 61 shares that have been allocated to the reporting person’s individual ESOP account over such shares the reporting person has a direct pecuniary interest and voting power.
(2)	Based on 2,116,000 shares outstanding as of December 31, 2015.

CUSIP NO. 55280E 104	13G/A	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS: Lawrence W. Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 30,000 (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 30,000 (1)
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.4% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Comprised of 15,650 shares in Mr. William’s IRA and 14,350 shares held for Mr. Williams’ benefit in his 401(k) Plan account. The amount excludes 169,280 shares held by the Madison Bank of Maryland Employee Stock Ownership Plan (“ESOP”) trust, which the reporting person may be deemed to beneficially own due to the reporting person’s service as a trustee of the ESOP. The reporting person disclaims any beneficial ownership interest in the shares held by the ESOP, except for 61 shares that have been allocated to the reporting person’s individual ESOP account over such shares the reporting person has a direct pecuniary interest and voting power.
(2)	Based on 2,116,000 shares outstanding as of December 31, 2015.

CUSIP NO. 55280E 104	13G/A	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS: Lisa M. McGuire-Dick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,389 (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 3,389 (1)
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,389 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.16% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Comprised of shares held for Ms. McGuire-Dick’s benefit in her 401(k) Plan account. The amount excludes 169,280 shares held by the Madison Bank of Maryland Employee Stock Ownership Plan (“ESOP”) trust, which the reporting person may be deemed to beneficially own due to the reporting person’s service as a trustee of the ESOP. The reporting person disclaims any beneficial ownership interest in the shares held by the ESOP, except for 48 shares that have been allocated to the reporting person’s individual ESOP account over such shares the reporting person has a direct pecuniary interest and voting power.
(2)	Based on 2,116,000 shares outstanding as of December 31, 2015.

Page 6 of 9 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Item 1   (a)          Name of Issuer: MB Bancorp, Inc.

(b)          Address of Issuer’s Principal Executive Offices:

1920 Rock Spring Road

Forest Hill, Maryland 21050

Item 2   (a)          Name of Person Filing:

Madison Bank of Maryland Employee Stock Ownership Plan and the following persons who serve as its Trustees: Julia A. Newton, Lawrence W. Williams and Lisa M. McGuire-Dick.

(b)          Address of Principal Business Office:

1920 Rock Spring Road

Forest Hill, Maryland 21050

(c)          Citizenship: See Item 4 of the cover page provided for each reporting person

(d)          Title of Class of Securities: Common Stock, par value $0.01 per share.

(e)          CUSIP Number: 55280E 104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(f)          ☒          An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

See Item 9 of the cover page provided for each reporting person

(b)	Percent of Class:

See Item 11 of the cover page provided for each reporting person

Page 7 of 9 Pages

(c)	Number of Shares as to Which the Person Has:

(i)	Sole power to vote or to direct the vote: See Item 5 of the cover page provided for each reporting person

(ii)	Shared power to vote or to direct the vote: See Item 6 of the cover page provided for each reporting person

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the cover page provided for each reporting person

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the cover page provided for each reporting person

Item 5.	Ownership of Five Percent or Less of A Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his or her knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 8 of 9 Pages

By signing below, each signatory in his individual capacity certifies that, to the best of his or her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 9 of 9 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MADISON BANK OF MARYLAND EMPLOYEE STOCK OWNERSHIP PLAN

By Its Trustees:

/s/ Julia A. Newton	February 8, 2016
Julia A. Newton, as Trustee

/s/ Lawrence W. Williams	February 8, 2016
Lawrence W. Williams, as Trustee

/s/ Lisa M. McGuire-Dick	February 8, 2016
Lisa M. McGuire-Dick, as Trustee

/s/ Julia A. Newton	February 8, 2016
Julia A. Newton, as an Individual Shareholder

/s/ Lawrence W. Williams	February 8, 2016
Lawrence W. Williams, as an Individual Shareholder

/s/ Lisa M. McGuire-Dick	February 8, 2016
Lisa M. McGuire-Dick, as an Individual Shareholder